One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 21, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Healthcare and Insurance

Re: NuCana plc (formerly NuCana BioMed Limited)

Amendment No. 1 to Registration Statement on Form F-1

Filed September 18, 2017

File No. 333-220321

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana plc (formerly NuCana BioMed Limited) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare and Insurance, to Hugh Griffith, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing an Amendment No. 2 to the registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) by representatives of the Company and, as they relate to English law, by representatives of Bristows LLP (“Bristows”), the Company’s English counsel.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement, including Exhibit 5.1 thereto, that have been marked to show changes from the Registration Statement.

Exhibits

Comment 1: Counsel must examine all matters necessary to render its opinion pursuant to Section 601(b)(5) of Regulation S-K. As such, please file an opinion that does not include the qualification in paragraphs 5.1.1 or 5.1.5 of Exhibit 5.1 and that otherwise makes clear that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 21, 2017

Response 1:

The Company acknowledges the Staff’s comment and Bristows has revised paragraph 5.1.1 of Exhibit 5.1 accordingly. With respect to paragraph 5.1.5 of Exhibit 5.1, the Company respectfully advises the Staff that this paragraph is a standard reservation given in English law legal opinions which is necessary for the reasons set out in more detail in the next paragraph.

The records of the Registrar of Companies and the Central Registry of Winding-Up Petitions may not be complete or up-to-date. The search of the Central Registry of Winding-Up Petitions may not reveal winding-up petitions and administration applications filed with a District Registry or a County Court outside London. The Registrar of Companies and the Central Registry of Winding-Up Petitions are also not capable of revealing whether or not a winding-up petition or a petition for the making of an administration order have been presented. Additionally, parties are usually only required to make the relevant filings at the Registrar of Companies as soon as reasonably practicable or within seven days, so they may not be revealed immediately. Furthermore, there is usually an additional time lag of a few days for the Registrar of Companies to process and upload the relevant documentation into the Register of Companies.

Comment 2: Please file an opinion of counsel that does not include the limitation in paragraph 6.1 of Exhibit 5.1. In the alternative, please explain how the limitation is consistent with Section 14 of the Securities Act.

Response 2:

The opinion required under paragraph (b)(5) of Item 601 of Regulation S-K is, in the case of equity securities, an opinion as to whether such securities “will, when sold, be legally issued, fully paid and non-assessable.” Under Section II.B.1.c of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011), it is acceptable for the opinion of a foreign corporate registrant to be limited to the laws of the registrant’s jurisdiction of incorporation. As the Company is a public limited company incorporated in England and Wales, the opinion and statements expressed in the opinion are accordingly limited to being governed by, and construed in accordance with, English law. However, by including this statement, neither the Company nor Bristows intended to suggest a legal conclusion contrary to Section 14 of the Securities Act. In order to provide more clarity to the reader of its legal opinion on this point, Bristows has added the following additional language to paragraph 6.1 of Exhibit 5.1: “Such choice of governing law is without prejudice to the requirements of the Securities Act.”

Comment 3: We note that the opinion filed as Exhibit 5.1 is addressed in paragraph 7.1 to the company “solely” for its benefit in connection with the registration statement. Please file a revised opinion of counsel that does not limit shareholders’ reliance on the opinion.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 21, 2017

Response 3:

The Company acknowledges the Staff’s comment and Bristows has revised paragraphs 7.1 and 7.2 of Exhibit 5.1 accordingly.

*    *    *    *    *

We hope that the above responses and the related revisions reflected in Exhibit 5.1 to the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William C. Hicks, William T. Whelan or Adam Davey of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:	Securities and Exchange Commission

Keira Nakada

Kenneth Vaughn

Jeffrey Gabor

Mary Beth Breslin

NuCana plc

Hugh S. Griffith

Donald Munoz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks

William T. Whelan

Adam Davey

Cooley LLP

Divakar Gupta

Brent B. Siler

Courtney T. Thorne